EXHIBIT 99.3

NTN Buzztime activist (NYSE-Amex: NTN) determined to bring about positive change sends follow-up letter to the Board of Directors

NEW YORK, March 26, 2018 /PRNewswire/ -- Adding context to my NTN board proposals, I will be releasing highlights from prior conversations with management regarding NTN’s sales malaise as I continue to press forward for change.

Over the past decade, NTN has not achieved market leader status in its core industry of gaming in restaurants/bars.  Instead, the company has lost its edge, becoming a market follower that’s unable to execute in a timely/efficient manner.  As such, it’s handed the low hanging fruit to its competitors, not only in gaming, but also in menu/order/pay and mobile.  Thankfully, NTN recently announced a new vertical/hardware order, but it absolutely needs higher margin/recurring software orders and to reclaim its core market.  Also, with NTN going all-in on its hardware strategy & abandoning mobile phones, it runs the risk of being leapfrogged again, this time by low-barrier-to-entry mobile competitors.

Highlighted below is a broad snapshot of the restaurant/bar market, which is core to NTN and should have provided numerous opportunities over the past decade.

U.S. restaurants/bars – overall market size vs. NTN’s: There are 600,000 restaurants & 70,000 bars in the U.S.

a)	Of this, NTN’s site count is just 2,730 (a measly 4/10ths of 1%) Q4 2017.

b)	NTN’s site count is down 30% from 3,877 a decade ago.

c)	CEO Ram Krishnan during the 2016 LD Micro conference predicted having 10,000 sites in 5 years, but NTN has only lost sites since then.

d)	200,000 restaurants/bars have stand-alone digital gaming & many more have trivia contests (both allegedly NTN’s core competency).

e)	Given the overall size of these markets, it’s clear NTN is missing a large opportunity in its core market.

U.S. restaurants/bars - industry composition vs. NTN’s: Half of all U.S. restaurants/bars are national chains & half are independently owned.  NTN’s business is similar with 56% national chains & 44% independently owned.  Both client types have their pros/cons & offer strategic importance.

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National chains:

a)	NTN has never won a national chain under Chairman Jeff Berg’s tenure.

b)	Even the company’s largest customer was won 25 years ago when it was just a small independent, which grew organically into the powerhouse it is today.

c)	NTN needs to get past its sole & circular reliance on claiming it needs a national chain reference to win a new national chain. NTN already has a national chain for gaming that it hasn’t leveraged—so how do they expect to leverage them for menu/order/pay when they couldn’t for gaming?

d)	Meanwhile, several new competitors have won large national chains with 1,000+ locations, directly out of the gate (as their very 1st customer).

e)	I previously advised NTN on alternative tactics to obtain national chains, but given the hyper-competitiveness here, I won’t publicly disclose them.

f)	I also suggested several large-scale unconventional/vertical clients. One recommendation was to leverage Board member Paul Yanover (Fandango) & his movie theater connectivity to license dynamic trivia to 5,500+ movie theaters via NTN’s mobile app or to Fandango’s 46,000,000 mobile phone app users. NTN minimally took advantage of my idea, but missed a much broader opportunity as it only ran a limited-time Fandango-themed game specifically for its existing bar/restaurant clients using NTN’s tablets.

Independently owned restaurant/bars:

a)	In my conversations with the Chairman & CEO, I’ve repeatedly highlighted the need for NTN to target large markets with dense populations.

b)	New York City is the #1 Designated Market Area DMA via Nielsen Ratings

c)	In NYC alone, there are 30,000 restaurants/bars combined.

d)	NTN is only available in 4 NYC locations (just 1/100th of 1%).

e)	Since Jeff Berg became Chairman a decade ago, we’ve had multiple conversations about NTN’s historical failure in large DMA’s. Mr. Berg highlighted this as a key focus going forward by leveraging his out-of-home media expertise. However, results never materialized & have instead been replaced by ever-changing excuses.

f)	During my last call with CEO Ram Krishnan about the continued inability to grow NYC, Mr. Krishnan noted that NTN has saturated the market with its legacy gaming product. So apparently with 4 NYC establishments out of 30,000, the company believes it’s “saturated the market.”

g)	Moving closer to NTN’s own backyard, there’s the Gaslamp district of San Diego. The Gaslamp is a famous tourist area with 150 restaurants/bars and is often enjoyed by NTN’s employees during their recreational time. However, NTN has zero locations there that utilize its products.

h)	When I suggested Mr. Krishnan follow Starbucks’ passionate founder Howard Shultz’s playbook (he visits 25 stores a week to better understand their challenges), Mr. Krishnan said that’s what NTN’s salespeople are supposed to do. Unfortunately, he completely missed my point, as the company’s salespeople still haven’t grown NTN’s reach in the Gaslamp or NYC, and they continue to lose clients nationally.

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In summary, NTN has been unable to grow its core gaming & restaurant/bar markets.  In addition, its development/deployment of menu/order/pay has been painfully slow, and its over-dependence on one large customer for these services has set it back on numerous occasions.  Thus, I remain convinced NTN needs external help to unlock shareholder value of $25-$50.

Sean Gordon as a proposed Board member

a)	Brings 20+ years of sales skills & business building

b)	Driven by results, not excuses

c)	Passionate & focused on moving quickly

Initial Board letter 1/24/18:  http://www.sec.gov/Archives/edgar/data/748592/000147793218000647/ntn_ex991.htm

Sean Gordon email: srg4investing@gmail.com

SOURCE Sean Gordon

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